DIALPOINT COMMUNICATIONS CORPORATION

2354-B Ebenezer Road

Rock Hill, South Carolina 29732

Telephone (877) 463-7864

December 1, 2008

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

Re:

Dialpoint Communications Corporation

Form 10-KSB for Fiscal Year Ended December 31, 2007

Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Form 8-K filed January 9, 2008

File No. 000-52921

Mr. Spirgel,

Here follows our responses to your Comment Letter dated November 14, 2008. The questions raised by your comment letter are in bold and our answers to such question immediately follow each question.

General

1.

As requested in our original letter, please provide, please provide, in writing, a statement from the company acknowledging that:

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the company is responsible for the adequacy and accuracy of the disclosure in the fillings;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Answer:  The company is responsible for the adequacy and accuracy of the disclosure in the fillings.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K filed January 9, 2008

2.

We note your response to comment 1.  On page 14 of your form 10-Q for the quarterly period ending June 30, 2008 you state that “(w)ith this acquisition we inherited approximately 600 customers generating monthly recurring revenue”.  Please reconcile this disclosure with the statements in your response that “(t)he entity was not operating with a plan to produce outputs and had no ability to access customers at the time of the acquisition.  The entity was just a piece of machinery.”  As well as the fact that you had virutally no revenue until the quarter during which you made the acquisition.

Answer:  The company acknowledges its error in reporting the acquisition which did have approximately 600 customers generating monthly recurring revenue.  Corrections to this filing will be forthcoming.

Should you require any additional information do not hesitate to contact me.

Sincerely,

/S/ Ann DiSilvestre

Ann DiSilvestre

Chief Executive Officer

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